

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Stephen R. Shawley
Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin Ireland

> **Re: Ingersoll-Rand Public Limited Company**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-34400**

Dear Mr. Shawley:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/Brian Cascio

　　　　　　　　　　　　　　　　　　Brian Cascio
　　　　　　　　　　　　　　　　　　Accounting Branch Chief